UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Notice of Meeting

2)

Information Circular

3)

Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

April 13, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

THRILLTIME  ENTERTAINMENT  INTERNATIONAL,  INC.

Suite 322, 4585 Canada Way
Burnaby, BC  V5G 4L6

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

TAKE NOTICE that an extraordinary meeting (the “Meeting”) of Shareholders of THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the “Company”) will be held at the Radisson Hotel Burnaby, 4331 Dominion Street, Burnaby, BC V5G 4L6 on Wednesday, May 5, 2004, at 2:30 p.m., local time, for the following purposes:

1.

To approve a special resolution authorizing the sale of substantially all of the assets of the Company’s subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc.

2.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a Form of Proxy accompany this Notice.  The accompanying Information Circular contains details of matters to be considered at the Meeting and is incorporated into this notice of meeting.

TAKE NOTICE that pursuant to the Company Act (British Columbia) (the "Act"), you may until 2:30 p.m. (local time) on May 3, 2004, give to the Company a notice of dissent by registered mail addressed to the Company at its office located at Suite 322, 4585 Canada Way, Burnaby, BC V5G 4L6 Attention:  President, with respect to the Special Resolution to dispose of substantially all of the assets of the Company’s subsidiary companies.  As a result of giving a notice of dissent you may, on receiving from the Company a notice of intention to act under section 207 of the Act, require the Company to purchase all your shares in respect of which the notice of dissent was given.

A shareholder unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 8, 2004.

BY ORDER OF THE BOARD

"Ralph Proceviat"

Ralph Proceviat
President

THRILLTIME  ENTERTAINMENT INTERNATIONAL, INC.

Suite 322, 4585 Canada Way
Burnaby, BC  V5G 4L6

INFORMATION CIRCULAR
as at April 8, 2004

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of ThrillTime Entertainment International, Inc. ("ThrillTime") for use at the extraordinary meeting (the "Meeting") of its shareholders to be held on May 5, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of ThrillTime.  ThrillTime does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that ThrillTime has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and ThrillTime will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by ThrillTime.

References in the Information Circular to “member”, “Shareholder” or “Shareholders” are references to the holder or holders of record of common shares without par value of ThrillTime (the "Common shares").

This Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common shares on behalf of another person or corporation, and are being mailed to all registered Shareholders as of the close of business on April 5,  2004 (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered holders of Common shares are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each Common share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. Voting at the Meeting will be by a show of hands, each shareholder or proxyholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder or proxyholder is entitled to one vote for each share held or represented, respectively. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of ThrillTime   A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to  ThrillTime’s registered office at Suite 1500, 1055 West Georgia Street,  Vancouver, British Columbia, V6C 4N7 at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law.  Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of ThrillTime knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter where abstentions or withholding is permitted in the Proxy Form, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon. Non-voted shares will be counted as an affirmative vote if the Proxy Form does not permit abstentions or withholding on the matter being voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by ThrillTime.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of ThrillTime as a substantial number of Shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of ThrillTime as the registered holders of Common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder's name on the records of ThrillTime   Such Common shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by ThrillTime   However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada.  ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks that Beneficial Shareholders return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of ThrillTime nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

ThrillTime is authorized to issue 100,000,000 Common shares without par value, of which 20,007,297 Common shares are issued and outstanding.  Shareholders recorded on our share register as of April 5, 2004 can vote at the Meeting (the "Shareholders").  Each Common share has the right to one vote.

To the knowledge of ThrillTime no directors and officers, persons or corporations, at April 5, 2004, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of ThrillTime.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect ThrillTime or any of its subsidiaries:

(i)

any director or senior officer of ThrillTime

ii)

any Member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of ThrillTime  or

(iii)

any associate or affiliate of any of the foregoing persons.

MATTERS TO BE VOTED UPON BY THRILLTIME SHAREHOLDERS

The purpose of the Extraordinary Meeting is to enable our shareholders to consider and approve the sale of the businesses currently conducted by ThrillTime through its subsidiaries Skycoaster, Inc. and Superstar Dragsters, Inc.

Background

Along with two other debt instruments, ThrillTime has been struggling to meet its debt service requirements related to the 1998 acquisition of Skycoaster, Inc.  Although the secured lender, Fitraco nv, of Belgium, has been very co-operative in allowing us the time to seek out alternative financial partners, they have been unwilling to amend the existing terms of the loan agreement. The present Fitraco debt service requirements call for quarterly payments of $261,320.  At this time, ThrillTime has missed the May, August, November 2003 and February 15, 2004 payment.  This situation, along with missing payments on a $200,000 Settlement Agreement between Castles n’ Coasters, Inc./George Brimhall and Superstar/ThrillTime and the $60,000 promissory note with the ex-debenture holder, Park LLC has created a major problem for ThrillTime, as the borrower and guarantor.

With the heavy debt load and high operating costs associated with the amusement ride business, particularly escalating general liability insurance, ThrillTime’s share price has been depressed and operating profits have been slim.  Continuing in the amusement ride business under the existing business model does not make good business sense from a shareholder’s perspective.  Although the amusement ride industry in the US is starting to recover from the sluggish economy and the events of September 11, 2001, ThrillTime does not have the financial resources to wait out the recovery and continue to pay expenses under its present business model.  With the risk of bankruptcy or foreclosure by Fitraco, it is imperative that ThrillTime put its financial house in order.

In the spring of 2002, the Board and Management of ThrillTime felt that in order to move forward as a publicly traded company, it had to liquidate its debt and reduce or eliminate operating costs.  To this end, we cut operating expenses by reducing personnel and moving operations under one roof.  We were successful in negotiating a settlement with a debenture holder in January 2003 and realized a gain of $6,116, 246 as reported in our July 31, 2003 consolidated financial statements.  Our next challenge was to seek out lenders willing to take out the Fitraco debt and negotiate more favorable terms (interest, extending the amortization period etc.).  Due to the reluctance of banks to provide funds without the security of “bricks and mortar”, our patents and related royalty stream did not meet their security and collateral requirements and disqualified us from obtaining take-out financing.

Faced with this dilemma, the Board reviewed various scenarios and investigated several options including:

1.

Selling off assets to pay down its debt. Although there was limited initial interest, many manufacturers and parks are having their own financial problems

2.

File for bankruptcy protection.  This was considered to be a last resort.

3.

Team up with a like minded financial and operating partner willing to assume the debt and provide ThrillTime with a means to earnout future cash based upon an agreed upon revenue share plan.

After exploring our options and distributing the opportunity to a number of parties, we were only able to garner up interest from Crates Thompson Capital Inc., (“CTC”) which ultimately led to the signing of a Letter of Intent (“LOI”) on January 22, 2004.  Crates Thompson Capital, Inc., a private equity investment firm located in Fort Worth, Texas, is controlling shareholder of the S&S Worldwide, Inc. group of companies.  S&S Power is the world’s leading manufacturer of tower rides and high speed roller coasters.  This group is a good fit for ThrillTime as it financed 4 Six Flags Skycoaster® transactions and has worked with ThrillTime in the past. As the transaction contemplates ThrillTime becoming a marketing and sales representative under a Sales and Marketing Agreement and playing a key role towards generating the $2,950,000 earnout portion of the purchase price consideration, the combined group creates broader sales penetration capacity and reach throughout the US as well as across Europe and Asia.  The details of the purchase price consideration are described below.

Details of Transaction

S&S Skycoaster, Inc. (S&S) will acquire certain assets and liabilities of the Company’s subsidiaries, Skycoaster, Inc. (“Skycoaster”) and Superstar Dragsters, Inc. (“Superstar”) on the following terms and conditions:

-

S&S, ThrillTime, and Skycoaster will enter into an Asset Purchase Agreement whereby 100% of ThrillTime’s secured loan obligation to Fitraco NV will be paid out by S&S. As at the time of this Information Circular, the total amount of principal, accrued interest and penalties owing to Fitraco NV is approximately US $2.8 million.  The final amount will be determined at Closing.  In return, ThrillTime will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and its current customers and will be released fully from any past, present and future obligations to Fitraco NV

-

S&S, ThrillTime, and Superstar will enter into an Asset Purchase Agreement whereby approximately US $200,000 of the remaining outstanding debt obligation due on the Settlement Agreement between Castles n’ Coasters, Inc./George Brimhall and Superstar/ThrillTime will be assumed by S&S. The final amount will be determined at Closing.  In return, ThrillTime will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Superstar and its current customers and will be released fully from any past, present and future obligations to Castles N’ Coasters, Inc./George Brimhall

-

As part of the purchase consideration, ThrillTime will be entitled to a share in future revenues based on the following:

(i)

30% times Gross Profit received on all parts, service and training revenue;

(ii)

30% times New Sales Gross Profit;

(iii)

30% times New Sales Royalty;

(iv)

100% times Prospective Sale Gross Profit.

(v)

30% times Royalties, Licensing Fees and Territory Fees arising from contracts currently not paying royalties and/or Eligible Product that was previously sold but is not now licensed to operate.

(vi)

As part of the Agreement and to facilitate the settlement with Castle N’Coasters, Inc./George Brimhall, ThrillTime is prepared to apply approximately US $65,000 per year of its share in revenues against the amount owing on the debt.  Once the debt is paid out, ThrillTime will continue to receive its share of revenues as per items (i) through (v).

S&S’s obligation to pay the Purchase Consideration will automatically terminate upon the earlier of the following dates:  (i) the date on which S&S has paid to ThrillTime all of ThrillTime’s share of royalties earned and/or gross profits earned and accruing to ThrillTime on the seventh anniversary of the Closing Date, and  (ii) the date on which ThrillTime has earned and been paid the sum of $2,950,000 in the aggregate.

A finders fee in the amount of US $25,000 is payable to Gang Consulting.  Payment of this fee will be made as and when funds are received under the revenue share agreement as a percentage of cash received.

As this transaction contemplates the disposition of substantially all of the assets of the Company, the Company will be seeking approval of the TSX Venture Exchange as well as shareholders.

Setting a Value for the Skycoaster, Inc. and Superstar Dragsters, Inc.

At a share price of $.01 - $.02 US, ($.03 - $.05) CND and 20,007,297 million shares outstanding, the market capitalization for ThrillTime is in the $200,000 - $400,000 US range and $600,000 - $1,000,000 CND.

In determining a value for the businesses, we looked at the 1998 acquisition price for Skycoaster, adjusted for the forgiveness of debt, the potential cash flows from both Skycoaster and Superstar Dragsters relating to royalties, gross profits on new ride sales and parts and service revenue.  We also took into account the on-going operating costs associated with both businesses if ThrillTime remained as owner/operator versus the significant cost savings that could be realized if those costs were taken over by Crates Thompson Capital et el. Finally, we looked at the impact to ThrillTime’s go forward cash flows by changing its business model and offloading the debt servicing costs associated with the secured debt.

The Skycoaster® patents expire in 2010 and the majority of the existing license agreements with our customers terminate upon the expiry of the patents.  We have seen an annual drop in royalty revenue tracking in at about 5% per year and this was factored into estimating the future royalty stream. Although the Top Eliminator® patents do not run out until 2014-2016, due to the lack of a market for the product, the recurring cash flow from its four customers is not sufficient to cover operating costs and management fees.

In determining a fair selling price for both businesses and from a time line perspective, we looked at the net present value of the future cash flows that could be generated over a 7 year period – the remaining life of the Skycoaster® patents.

Taking into consideration the above factors and the state of the industry – very few buyers with cash – we set the following internal value for both businesses:

US Dollars	Skycoaster, Inc.(1)	Superstar Dragsters, Inc. (3)	Total
Minimum Selling Price Earnout premium (4) Less Assumption of Debt (2) Earnout Target	$5,000,000 350,000 5,350,000 (2,750,000) $2,600,000	$500,000 50,000 550,000 (200,000) $350,000	$5,500,000 400,000 5,900,000 (2,950,000) $2,950,000

(1)

After accounting for the $1,294,522 in purchase price adjustments and reflecting the forgiveness of debt on the convertible debenture, the actual investment in Skycoaster, Inc. amounts to $4,806,121.

(2)

The $2,750,000 relates to Fitraco and $200,000 relates to a Brimhall Settlement Agreement.  These amounts will be firmed up at the Closing date of April 1, 2004.

(3)

ThrillTime anticipates maintaining ownership of the Top Eliminator® patents after the transaction.  Currently, Superstar Dragsters, Inc. has a license to use the patents in the US only.

(4)

The earnout premium reflects the fact that no cash is being paid up front.

As the earnout stream is based upon beliefs, opinions and expectations of ThrillTime’s management at the time they were made, the actual results may differ.

In concert with actively going after new rides sales in partnership with S&S, ThrillTime will be putting together a business plan to address new business opportunities aimed at creating sustainable profits and increasing shareholder value.  There are no assurances however that ThrillTime will be successful in identifying and funding a new venture.

Summary

The management and board of directors of ThrillTime have focused their efforts towards liquidating its secured debt and saving ThrillTime.  Facing a threat of being foreclosed upon, we believe that in the circumstances, the contemplated transaction has the potential to create value for its shareholders.

A special resolution requires the favourable vote of 75% (seventy-five percent) of the votes cast in person or by proxy at the Meeting.  Management of ThrillTime recommends that the Shareholders approve the following resolution:

“BE IT RESOLVED, as a special resolution, that the Company sells 100% of its assets in Skycoaster, Inc. and Superstar Dragsters, Inc. to Crates Thompson Capital (and/or its subsidiary) in exchange for full and final settlement and release of all past, present and future debt obligations owing to Fitraco, NV and Castles N’Coasters, Inc. and George Brimhall any one director or officer of ThrillTime is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents and instruments as in their opinion may be reasonably necessary or desirable for the implementation of this resolution."

In connection with the above resolution, the Company Act provides that a shareholder has the right (the “Dissent Right”) to dissent with respect to such resolution and to require ThrillTime to purchase all of your shares.

DISSENTING SHAREHOLDERS' RIGHTS UNDER THE COMPANY ACT

A ThrillTime Shareholder who wishes to exercise a Dissent Right in connection with the Continuation must give written notice of dissent ("Notice of Dissent") to ThrillTime by depositing such Notice of Dissent with ThrillTime  or mailing it to ThrillTime by registered mail, at its head office at Suite 322, 4585 Canada Way, Burnaby, B.C., V5G 4L6, marked to the attention of the President, or by personally serving it on any director or officer of ThrillTime, in all cases not later than two days before the Meeting.  To be valid, a Notice of Dissent must:

(a)

state that the ThrillTime Shareholder is exercising the Dissent Right; and

(b)

specify the number of Common shares in respect of which the ThrillTime Shareholder is exercising the Dissent Right, which number cannot be less than all of the Common shares held by such Dissenting Shareholder.

The giving of a Notice of Dissent does not deprive a ThrillTime Shareholder of his or her right to vote at the Meeting on the special resolution.  A vote against the special resolution or the execution or exercise of a Form of Proxy with instructions to vote against the special resolution does not constitute a Notice of Dissent.  A ThrillTime Shareholder is not entitled to exercise a Dissent Right with respect to any ThrillTime Shares if the ThrillTime Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the special resolutions approving the sale of assets..  However, a ThrillTime Shareholder may vote as a proxy for a shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right in respect of the Common shares of which he or she is the registered holder.

If the special resolution approving the sales of assets is passed ThrillTime will, as soon as practicable after the date on which the sale of assets is effected (the "Effective Date"), give to each ThrillTime Shareholder who has delivered a Notice of Dissent (a "Dissenting Shareholder"), notice of implementation of the sale of assets (a "Notice of Implementation").  On receiving such Notice of Implementation, the Dissenting Shareholder is entitled to require ThrillTime to purchase all of the ThrillTime Shares in respect of which the Notice of Dissent was given and in respect of which such Dissenting Shareholder is the registered holder.

The Dissenting Shareholder may only exercise this right by delivering to ThrillTime within 14 days after ThrillTime gives the Notice of Implementation:

(a)

a notice that he or she requires ThrillTime to purchase all of the ThrillTime Shares owned by such Dissenting Shareholder; and

(b)

the share certificate(s) representing all such ThrillTime Shares owned by such Dissenting Shareholder,

whereupon the Dissenting Shareholder is bound to sell such ThrillTime Shares and ThrillTime is bound to purchase them in accordance with the Notice of Dissent.

If the sale of assets becomes effective, ThrillTime will be required to determine the fair value of each ThrillTime Share and to make a written offer to pay such amount to each Dissenting Shareholder for each ThrillTime Share held by each such Dissenting Shareholder.  ThrillTime may apply to the Court to fix the fair value of the ThrillTime Shares held by those Dissenting Shareholders (the "Objecting Dissenting Shareholders") who did not accept such offer.  There is no obligation on ThrillTime to apply to the Court for such determination.  If ThrillTime fails to make such an application, an Objecting Dissenting Shareholder has the right to apply to the Court for such determination.  If an application is made by either party, the Objecting Dissenting Shareholder will be entitled to be paid the amount fixed by the Court.

Any notice required to be given by ThrillTime, a Dissenting Shareholder or an Objecting Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Dissenting Shareholder who:

(a)

properly exercises the Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Dissenting Shareholder or an Objecting Dissenting Shareholder, as the case may be, will cease to have any rights as a ThrillTime Shareholder other than the right to be paid the fair value of the ThrillTime Shares by ThrillTime in accordance with the Dissent Procedures; or

(b)

seeks to exercise the Dissent Right, but:

(i)

who for any reason does not properly fulfill each of the Dissent Procedures required to be completed by a Dissenting Shareholder or an Objecting Dissenting  Shareholder, as the case may be; or

(ii)

subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, will be deemed to have voted for approval of the Continuation.

Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the sale of assets and the Dissent Right. Dissenting Shareholders should note that the exercise of Dissent Rights can be complex, time consuming and expensive procedure. It should also be noted that the Dissent Right is available only to ThrillTime Shareholders whose names are entered in ThrillTime’s register of shareholders.

The Board of Directors reserves the right not to proceed with the transactions contemplated herein should more than 5% of Shareholders exercise their dissent rights.

ADDITIONAL INFORMATION

Additional information relating to ThrillTime may be obtained upon request from the Chairman of ThrillTime by telephone number (604.294.8084) or by fax (604.294.8709) or is available on www.sedar.com.

CERTIFICATE

The foregoing constitutes no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, April 8, 2004.

"Ralph Proceviat" President, Chief Financial Officer and Director

Proxy

EXTRAORDINARY MEETING OF MEMBERS OF

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

TO BE HELD AT the Radisson Hotel Burnaby, 4331 Dominion Street, Burnaby, BC

ON Wednesday, May 5, 2004, AT 2:30 PM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Ralph Proceviat, a Director of the Company, or failing this person, Frank Deacon, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To approve, by special resolution, the sale of substantially all of the assets of the Company’s subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc.	______	______

2.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:   __________________

Please Print Name:   __________________

Date:   __________________

Number of Shares Represented by Proxy:   __________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by April 20, 2004.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775

Outside North America:  (416) 263-9524